UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-38745

Atlas Technical Consultants, Inc.

(Exact name of registrant as specified in its charter)

13215 Bee Cave Parkway, Building B, Suite 230

Austin, Texas 78738

(512) 851-1501

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder of record of Class A common stock, par value $0.0001 per share.1

1 On April 19, 2023, pursuant to the Agreement and Plan of Merger dated as of January 30, 2023, by and among Atlas Technical Consultants, Inc., a Delaware corporation (the “Company”), GI Apple Midco LLC, a Delaware limited liability company (“Parent”), and GI Apple Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Technical Consultants, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Atlas Technical Consultants, Inc.

Date: May 1, 2023
	By:	/s/ L. Joe Boyer
Name: L. Joe Boyer
Title: Chief Executive Officer